Filed Pursuant to Rule 433

File No. 333-223660

BELL CANADA

US$600,000,000 4.300% SERIES US-2 NOTES DUE 2049

Pricing Term Sheet

May 8, 2019

Issuer:	Bell Canada

Guarantor:	BCE Inc.

Guaranty:	Unconditionally guaranteed as to payment of principal, interest and other payment obligations by the Guarantor.

Security Title:	US$600,000,000 4.300% Series US-2 Notes due 2049 (the “Notes”)

Expected Ratings (Moody’s / S&P / DBRS):*	Baa1 / BBB+ / BBBH

Trade Date:	May 8, 2019

Settlement Date:	May 13, 2019 (T+3)

Principal Amount:	US$600,000,000

Maturity Date:	July 29, 2049

Benchmark Treasury:	3.375% due November 15, 2048

Benchmark Treasury Price / Yield:	109-18 / 2.891%

Spread to Benchmark Treasury:	+142 basis points

Yield to Maturity:	4.311%

Coupon:	4.300% per annum, accruing from May 13, 2019

Price to Public:	99.802% of principal amount

Interest Payment Dates:	January 29 and July 29 of each year, commencing January 29, 2020 (long first coupon)

Make-Whole Redemption:	Prior to January 29, 2049 (six months prior to the maturity date), the Issuer may redeem the Notes, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (exclusive of interest accrued and unpaid to the date of redemption and assuming for this purpose that the Notes are scheduled to mature on July 29, 2049) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 25 basis points, plus, in each case, accrued and unpaid interest thereon, to, but not including, the date of redemption.

Par Redemption:	On or after January 29, 2049 (six months prior to the maturity date), the Issuer may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest thereon to, but not including, the date of redemption.

CUSIP / ISIN:	0778FP AB5 / US0778FPAB50

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. BMO Capital Markets Corp. CIBC World Markets Corp. Citigroup Global Markets Inc.

Senior Co-Managers:	Desjardins Securities Inc. National Bank of Canada Financial Inc. RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

Co-Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC SMBC Nikko Securities America, Inc. Casgrain & Company Limited

Governing Law:	State of New York

Prospectus and Prospectus Supplement:	Prospectus dated March 20, 2018, and Preliminary Prospectus Supplement dated May 8, 2019

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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Changes to the Preliminary Prospectus Supplement—Recent Developments

Concurrently with this offering of the Offered Notes, Bell Canada (the “Company”) priced an offering of Cdn$600,000,000 principal amount of 2.750% Debentures, Series M-49, due 2025 (the “Canadian Notes”) in Canada (the “Concurrent Canadian Offering”). The Canadian Notes will be unsecured and unsubordinated obligations of the Company and will be guaranteed on an unsecured and unsubordinated basis by BCE Inc. Closing of the Concurrent Canadian Offering is expected to occur on or about May 13, 2019. The closing of this offering of the Offered Notes and of the Concurrent Canadian Offering are not conditioned on each other. The Canadian Notes are not being offered or sold in the United States or to or for the account or benefit of “U.S. persons” (as defined in Regulation S under the Securities Act of 1933, as amended).

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The Issuer expects that delivery of the Notes will be made to investors on or about May 13, 2019 which will be the third business day following the date of this pricing term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the date of delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the date of delivery of the Notes hereunder should consult their advisors.

The offer and sale of the securities to which this communication relates is being made solely in jurisdictions outside Canada in compliance with the applicable rules and regulations of such jurisdictions.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free, at (800) 294-1322, Barclays Capital Inc., toll-free at (888) 603-5847, BMO Capital Markets Corp., at (866) 864-7760, CIBC World Markets Corp., toll-free at (800) 282-0822 or Citigroup Global Markets Inc., toll-free at (800) 831-9146.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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